# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: POET TECHNOLOGIES INC., CIK 0001437424
CUSIP: 73044W302
Title of class of securities: Common shares, no par value
Address of issuer's principal executive offices: 120 EGLINTON AVENUE EAST, 120 EGLINTON AVENUE EAST, TORONTO, ONTARIO, Ontario Canada (A6), M4P 1E2
Date of event which requires filing of this statement: 08/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000932540-26-000009
Filed by CIK 0000932540

## Reporting persons
- GROUP ONE TRADING LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 1,255,050; shared voting power 0; sole dispositive power 1,255,050; shared dispositive power 0; aggregate amount beneficially owned 1,255,050 (0.7% of the class)

## Item 1. Issuer
Name of issuer: POET TECHNOLOGIES INC.
Address of issuer's principal executive offices: 120 EGLINTON AVENUE EAST, 120 EGLINTON AVENUE EAST, TORONTO, ONTARIO, ONTARIO, CANADA, M4P 1E2.

## Item 2. Person Filing
Name of person filing: Group One Trading LLC
Address of principal business office or, if none, residence:
425 S Financial Place, Suite 3400
Chicago, IL 60605
Citizenship: Delaware, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned:
As of August 31, 2026, Group One Trading LLC may be deemed to be the beneficial owner of 1,255,050 shares. The number of Shares reported as beneficially owned includes options to buy 1,246,200 Shares.

The issuer's prospectus filed 05/15/2026 indicates that there were 172,595,406 shares outstanding as of that date

Group One Trading LLC is a market maker in the options listed on POET Technologies Inc.

Group One Trading LLC may be both long and short calls and puts that have an expiration date both within 60 days and beyond 60 days.
Percent of class: .7%
Sole power to vote or to direct the vote: 1,255,050
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,255,050
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GROUP ONE TRADING LLC: Kyle Tondo-Kramer, Chief Compliance Officer (09/08/2026)